

January 11, 2013

Allan C. Silber
Chairman of the Board and President
Counsel RB Capital Inc.
700 – 1 Toronto St.
Toronto, Ontario, Canada
M5C 2V6

>   **RE: Counsel RB Capital Inc.**
>   **Form 10-K for the year ended December 31, 2011**
>   **Filed March 22, 2012**
>   **File No. 000-17973**

Dear Mr. Silber:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                                Sincerely,

                                                /s/ Celeste M. Murphy

                                                Larry Spirgel
                                                Assistant Director

cc: Via E-mail
        Stephen Weintraub